Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-194256 and 333-196437

Free Writing Prospectus dated June 4, 2014

Buck French: Today we are going to talk about the Fantex E.J. Manuel IPO that we kicked off a week ago and this is a roadshow presentation so that those in the room with us live as well as those online have an opportunity to understand not only the brand that is E.J. Manuel but how the security works and how we determine the value. But before we get into the specifics, there is a disclaimer and disclosure here. These are forward-looking statements. This is an official IPO roadshow event so please take a moment and read the disclosure. Great. So the offering we are here to talk about is the Fantex Series E.J. Manuel Tracking Stock. We are offering 523,700 shares and each share is priced at $10 per share.

The reservation window is currently open at Fantex.com -- that is Fantex.com -- where individuals today can go reserve shares that are linked to the brand of E.J. Manuel. Before we get started, and I start talking about Fantex Inc.'s business and the security, I would like to show you a little commercial that’s related to Fantex.com. [Fantex Video Plays. See Exhibit A] [End Video]

Buck French: So the security we are here to talk to you about today, Fantex E.J. Manuel, will be offered at our affiliate broker-dealer, Fantex.com, the commercial you just saw. The proceeds, we are going to raise just north of

$5 million. The proceeds of which will go to pay E.J. Manuel $5 million in exchange for 10 percent of his future income stream associated with his brand. So when we talk about his future income stream associated with his brand, it is things such as his current and future NFL playing contracts, endorsements, appearance fees, importantly, should he become a broadcaster or others after he retires from football, those elements associated with his consumer brand are included in his brand income which we are acquiring for $5 million, 10 percent. A little bit of my background before we get into the detail. I'm the co-founder, CEO of Fantex. I went to West Point undergrad. After I graduated from West Point I spent five years in the Army as an infantry officer, airborne Ranger. After I got out of the service in 1994, I went to Harvard Business School. While I was in Harvard Business School I founded a company called Onlink Technologies. This was kind of the dawn of the e-commerce age. We grew that business up to 250 employees. I was the CEO, we were filing to take it public. We sold it to a company called Siebel Systems for $609 million. When I was at Siebel Systems, I built a $200 million e-commerce software business, at the time the largest e-commerce business in the world. I then hooked up my other co-founders and did a network security turnaround company called Securify. We turned that business around, we sold it $24 million. So I've been basically building tech companies in Silicon Valley for about 20 years. So the agenda for today, we will talk about what is Fantex Inc.'s business, the brand building part of our company, ultimately the E.J. Manuel brand, how do we ultimately determine the value of that brand, and then how does the security work. So our business,

Fantex Inc. is in the business of acquiring minority interest in the future cash flow streams of professional athletes and one day, entertainers. And our goal is to enhance and enrich that cash flow stream by applying marketing, brand marketing, and traditional techniques to help develop a brand that has sustainability associated with it. So the way athlete brands have traditionally been built and marketed was based on their sport, their performance, and their position. And the challenge with building a sustainable brand based on that is one day the athlete will no longer be an athlete and their brand will diminish over time when they stop playing. So our goal is to work with the athlete, to highlight those attributes that are beyond being, in E.J. Manuel's case, an NFL quarterback, to diversify his audience that will create a level of sustainability for his brand into the future.

How we go about brand building. First we lay a foundation. That foundation again starts highlighting those attributes that make E.J. Manuel unique as a brand. It is not being an NFL quarterback that makes him unique. There’s others. So we help define what are those other sustainable attributes. Once we have that definition, that core foundation laid, we then create a security that we than sell to the general public via Fantex.com. The goal of selling that security that is linked to the underlying cash flow associated with E.J. Manuel's brand is that we believe that by creating a financial instrument that links individuals to that brand, they will now become an advocate -- potentially will become an advocate-- for that brand. When you marry that with social media, and the average person has 130 social media followers, you create an ability to amplify the brand that otherwise wouldn’t exist. We then continue to develop the brand by highlighting specific unique content that highlights those external other attributes that make him more than just a football player. We also work with his marketing team to align what his brand definition is with who his sponsorships are. Someone who is health-conscious, other things shouldn’t be doing promotionals with McDonald's or others. We look for endorsements and work with the marketing team to amplify the brand. We also have an analytics product that allows us to do a social media audience analysis of who his audience is today versus where we want to develop that audience for the future.

And we will continue to develop the brand by creating content that allows us to diversify that audience into the future. So instead of me just talking about the E.J. Manuel brand, what I would like to do is play a brand video that we've developed to highlight the key elements of the E.J. Manuel brand. [EJ Manuel Brand Video Playing. See Exhibit B.] [Video Ends] Buck French: So the core concepts we are trying to break out is obviously leverage his football brand that people know of him today, but to broaden the perspective of who E.J. Manuel is. Who here knew that E.J. Manuel's mom had breast cancer when he was at Florida State? One person. Had to deal with that adversity. The fact that he actually started in ninth grade for his varsity high school team, that ability to overcome and deal with adversity has really crafted what we see E.J. Manuel's brand as is fearless. The ability to deal with different situations. Come in, overcome them, and be successful at them. That's how we are positioning the E.J. Manuel brand. So now that we have defined the brand, how do you value the brand?

So we are acquiring that future cash flow stream so we apply straightforward discounted cash flow analysis. So there are two key components to ultimately what makes up brand value and that future cash flow stream. The first key component is his playing career. His playing career, obviously, is made up of how long he will play, what are our estimates for his future contracts, what endorsement deals could he do, appearance fees, things of that nature that ultimately make up his crash flow stream associated with his playing career. We then also look at what is his cash flow stream potential in his post-career. And when we are analyzing this cash flow stream that's all done on what E.J. Manuel can do without our help. Our goal obviously is to acquire that cash flow stream at a fair price, what he could do without us, and then enhance and enrich that cash flow stream so it beats or exceeds our expectations. That's our goal. So the first key component to coming up with what is E.J. Manuel's valuation is how long is he going to play in the NFL.

So in order to do that, we looked at what attributes he has exhibited after his first season in the NFL. And so he qualified for the NFL passing title – as a player that could potentially win the NFL passing title. He made those baselines. So we then looked at all quarterbacks since 1980-2012, over a 32 year period that qualified for the NFL passing title in their rookie season. There were a total of 52 quarterbacks over that 32 years that actually qualified for the NFL passing title in their rookie season. Of those 52, only 28 had retired in that time span. People like Troy Aikman,

Jake Plummer to Joey Harrington to Neil Lomax are in that list of 28 quarterbacks that have retired and had qualified for the NFL passing title. We then took the average of those 28 players and that gave us a career estimate for E.J. Manuel of

10 years. So maybe a little something from the crowd, what is the average career length of an NFL player? Three years. That is the usual answer we get. So that's the average career length of a player whether he is drafted or undrafted, shows up at camp. If he gets cut after a month, that counts towards their career length. So what is the average player -- average career length of a player drafted in the first round, like E.J. was? Someone said seven. 9.4 years. So when we looked at our average, we figured that given the data analysis and average overall of NFL players as a first-round draft pick we thought 10 years was a reasonable estimate that E.J. Manuel would play. So now once we have how long he will play, now we need to plug in his contracts. So his current contract from the time that we signed our contract with E.J. Manuel, which was February of this past year, we go from that point from when we signed the contract forward. So he currently has just over two years left -- I'm sorry, three years left, in his current contract. So roughly about $3.6 million left in his current contract. That takes him four years into a 10 year playing career. So the next step is we have to estimate what is his post- rookie contract going to be in 2017. So given that, we took our initial data set of all of those quarterbacks that qualified for the NFL passing title, those 52. We looked at then which ones of those signed a contract between years four and six, similar to when E.J. Manuel will be signing a contract. That yielded 17 quarterbacks signing 22 different contracts. So then we had to weight those contracts to see which ones were most relevant given the productions of these different quarterbacks to E.J. Manuel. So we did a weighted out mathematical analysis of those 17 quarterbacks against those 22 contracts and we analyzed and weighted them against the statistical production, his playing time, and their draft position. So when we calculate that data, we then took those contract values and we ultimately also had to inflate them because some of them were years ago. We had to bring them to present value terms in 2017. When we took the average of those weights across those different contract streams, that yielded an estimate that E.J. Manuel's next contract will be a three year, approximately $40.5 million contract or $13.53 million a year for his next contract based on that data set. So that is a three-year contract so that takes E.J. Manuel through seven years of the 10 year estimate. So now we have to forecast out his next contract. So we did a similar analysis on that initial data set of 52 quarterbacks. We went and looked at them and said who has signed a contract between years seven and nine when E.J. Manuel will be signing his next contract. That yielded 11 quarterbacks that had signed 18 contracts. Again, we did our mathematical analysis using a weighted average comparison set and that yielded -- again, we inflated those future contracts to bring them into 2020, and that yielded a contract value of three years, just under 40 million, 39.7 million.

So now we have forecasted out his future contract values, potential. We then forecast out his estimates of endorsements and other fees, which to us totaled $105 million we estimated E.J. Manuel had the potential to earn through his playing career and into his post-career. And then we applied a discount rate to those cash flow streams to adjust for risk. For guaranteed money, we apply a 4.5 percent discount rate. So things that are contracted, guaranteed. For money that is contracted, non-guaranteed, which EJ has very little, we apply anywhere from a 10-15 percent discount rate. And then for future estimated contracts, that roughly 80 million that we estimated in the future, we apply a 15-20 percent discount rate to. So the weighted average discount rate across all those cash flow streams that we've estimated, that 105 million for E.J. Manuel is 14.6 percent.

So to set that in context, is that a reasonable return potential for the risk that someone might be taking in an investment? We took a look at a CCC rated junk bond and what their yields were. They are currently yielding 8.5 percent with roughly a 27.5 percent default rate within the first year. So when we took the context of that relative to the 14.6 percent weighted average discount rate across those cash flow streams we felt that it was a reasonable estimate in order to offset the risks associated with acquiring that cash flow. So now that we have derived the valuation, how does the tracking series, how does the security actually work? So as I mentioned, we go through the process, we estimate that future cash flow streams associated with the athlete and derive a valuation. Based on that valuation, we also negotiate with the athlete with what percentage -- once we agree to a value, what percentage they want to sell. In E.J. Manuel's case he is selling 10 percent of his future cash flow stream. He's retained 90 percent of it. When we agree on the definition of what makes up brand income, what his valuation is, ultimately what percentage he is taking public, or selling to us so we can turn it into a security to take it public, we sign a contract. That contract becomes the basis of the security. So this security is linked to the underlying value associated with the contract that we signed with E.J. Manuel. We then turn that into a registered security, so we file an S-1 registration statement with the Securities and Exchange Commission and we sell that to the general public via Fantex.com, our affiliate broker-dealer. And as we raise that capital, we pay E.J. Manuel the roughly just shy of $5 million in exchange for his 10 percent of his future cash flow stream and the contract then goes into effect.

So as E.J. Manuel earns that brand income into the future, what happens to the cash flow? Well, 5 percent of that cash flow stream goes to Fantex, Inc., the registrant, the brand building company in order to-- that's our revenue line. 10 percent of that cash flow stream, basically -- approximately 10 percent of that cash flow stream gets applied to offset the expenses of Fantex, Inc. and the brand building associated with helping build E.J. Manuel's brand. The vast majority of that cash flow stream is our goal to then dividend that out to the shareholders. That is initially going to be treated as a return of capital to shareholders. It's not a dividend; it is not taxed at the dividend rate. It's a return to capital until capital is returned. A small percentage of the cash flow stream will likely be placed on the balance sheet because as part of our contract, we have a co-investment right along with the athlete, so should the athlete decide that they want to start a restaurant or a franchise and they are investing their own dollars, we obviously wouldn’t share in that income stream that the franchise or other derives unless, of course, we also put our own capital at risk. So we have a co-investment right in those situations. So really this gets to the point of how we are acquiring this future cash flow stream. So on his valuation today, approximately 80 percent of that is made up of his NFL playing contracts. 17 percent -- I'm sorry, 19 percent roughly is his endorsements. So the endorsement income that's generated from playing in the NFL should he get off-field opportunities. And about 1 percent of his valuation is derived from his post-career potential.

And so our goal and our business is to help increase the part of the pie that we think we can help develop through building a better and a more diversified brand. So we can’t make E.J. Manuel a better quarterback in the NFL. We believe we can make him a better brand and impact that approximately 20 percent of his off-field income. And importantly, set him up for a post-career so that his brand continues to generate income well past when he stops playing football.

So a little bit about the team behind Fantex because with any business, the key component to risk reduction is the team behind it. Fellow co-founder and chairman, Dave Beirne. Dave Beirne was one of the founding partners of Benchmark Capital. Benchmark Capital is considered one of the top venture capital firms in Silicon Valley. Companies like eBay and others. I gave you my background. Our CFO, Dave Mullin, fellow co-founder.

This is Dave’s fourth company as a public CFO. He’s been a CFO of companies like Smart Modular from $150 million to a billion in revenue, a long time Silicon Valley successful public CFO. The way our business is organized, we have two boards of directors. One at the holding company level that operates both our affiliate broker-dealer and Fantex, Inc. On that board of directors are myself and Dave Beirne, he's the chairman, John Elway is also on our board of directors as well as Bruce Dunlevie who's the founder of Benchmark Capital and Josh Levine who is a former CIO/CTO of E*TRADE. We also have Jack Nicklaus on our advisory board at the holding company. We operate from a Fantex, Inc. board perspective and follow NASDAQ’s rules of governance so we have an independent board of directors made up of seven directors. Myself and Dave Beirne are directors on that board and five of the directors are independent directors. People like Terdema Ussery, the CEO of the Dallas Mavericks, John Castillo, the President of Dunkin Brands, Ron Machtley, President of Bryant University, former congressman, Shahan Soghikian, former General Partner at JP Morgan Partners, founder of Panorama Capital, Bill Hosler, former CFO of Morgan Stanley's Real Estate Funds. So we’ve built a great governance structure in which to oversee what the company is doing. Business is located in San Francisco about two blocks from the ballpark; we’re approximately 40 employees.

So hopefully the take away from this presentation before we open it up to questions, both online and within the room, we have a management team and board with a proven track record of success in building brands. We've aligned with what we believe has long-term brand potential in E.J. Manuel. And we believe that the security offers a compelling opportunity and the sense of revenue growth for future contracts and our ability to ultimately develop the brand to have a successful post-career.

Fantex Commercial What if everything you knew about sports and finance simply mattered more? And the sports section was now a financial journal?

What if a trading platform was made of turf and hard wood? What if you could get closer to the game by being a shareholder in a stock linked to the value of a player’s brand?

And this was the first online market where you could invest real money in shares linked to the value of the brand of a top athlete? What if you could trade these shares?

What if you could start now? Is that something you’d be interested in?

Well, this is no fantasy.

5

Investing in a Fantex, Inc. tracking stock represents an ownership interest in Fantex, Inc. as a whole. There is no assurance that Fantex, Inc. will enter into more brand contracts with athletes in other sports.

This investment is highly risky and speculative and may include a complete loss of principal.

Fantex EJ Manuel: Brand Video Storyboard

When I was in school, my teacher looked at me. She was like, you probably won’t make it to the pros. Just go to college and get a degree. I never forgot her saying that. Even though it hurt my feelings, I think it helped fuel my fire. To this day, it still fires me up a little bit.

On the field, I think the biggest thing is never feel like you’ve made it to the point where you can’t get any better. If you can’t get any better, you should probably just stop playing. Whether it’s running more laps around the track, waking up earlier in the morning, and making sure your diet is right – so many different things that plays into being a great professional. And that’s what I want to be.

I first got into football when I was six years old. My dad got me into it, and I loved it from day one. I have the best parents in the world. They are truly my heroes.

My mom battled breast cancer. She got diagnosed and she didn’t even want to tell me about it because she didn’t want me to have like a nervous breakdown in my season.

She won that battle. My mom’s a warrior. I think that’s where I get it from. When I got to high school, I became a starter as a 9th grader. Any time you have a young guy trying to lead guys that have been there for years, you’re always going to have some pessimism. But we went out there, and I helped those guys win.

My dad would always teach me from a young age, never be afraid to go up and play against the older kids. So I go out on the field and have no fear. It’s easy for me. I was thirteen and told them I wanted to go to Florida State, not knowing years later I’d be signing my letter of intent to FSU.

We were playing Notre Dame and we were down. I had hurt my leg in the second quarter and just continued to play on it. And then found out it was broken, you know I earned a lot of their respect by taking the hits and playing my game. I tell myself I’m the best. I tell myself I’ll be a first round draft pick at 21. It was not me being arrogant. It was just me believing in myself.

I don’t think there’s any magic potion to going out and being successful. You just have to work. And when you work, you get the results. I don’t want to be just another player that made it into the draft and made it into the NFL. I want to be someone who with football used that vehicle to help other people in other facets of life.

At the end of the day, nothing is going to really shake me away from achieving my goals or trying to be the person that I want to be. I just got to go out there and continue to be EJ; be fearless. And go out there and play.

Our tracking series stocks are intended to track and reflect the separate economic performance of the underlying brand. However, holders of shares of our tracking series stocks will have no direct investment in the businesses or assets attributed to the underlying brand. Rather, an investment in a tracking series stock will represent an ownership interest in Fantex, Inc. as a whole. This offering is highly speculative and the securities involve a high degree of risk. Investing in a Fantex, Inc. tracking stock should only be considered by persons who can afford the loss of their entire investment. Holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole.